Via Facsimile and U.S. Mail
Mail Stop 6010

November 12, 2008

Joseph W. Simon
Chief Financial Officer
Financial Security Assurance Holdings Ltd
31 West 52nd Street
New York, New York 10019

Re: Financial Security Assurance Holdings Ltd
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Filed March 20, 2008
        Form 10-Q for the Quarterly Period Ended June 30, 2008
        Filed August 14, 2008
        File Number: 001-12644

Dear Mr. Simon:

        We have reviewed your September 30, 2008 response to our August 29, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the quarterly period ended June 30, 2008

3. Fair Value Measurement
Credit Default Swap Contracts, page 13

1.   For your credit default swaps, please quantify the notional amounts and the nature and type of the underlying securities as a percentage of the notional amounts, such as residential mortgage backed securities (i.e. prime, sub-prime and Alt-A), asset-backed securities, corporate and other CDO's. Also, disclose information about credit ratings and vintage. Please link this data to the derivative asset or liability recorded on the balance sheet.

2.   In addition to the information requested in the comment above, present quantified data that helps facilitate an understanding of the amount of additional defaults that

would need to occur before you would be required to make payments. For example, consider presenting data depicting the original level of subordination below the super senior risk layer and the current level of subordination. Please link this data to the derivative asset or liability recorded on the balance sheet.

3. Please help us understand, and consider the need for disclosure clarifying, how your valuation model captures the credit default swap counterparty's credit risk. In your response, please address separately (i) sold protection and (ii) purchase protection.

4. Please clarify whether correlation assumptions are considered in your valuation model.

Fair Value of CDS Contracts in which the Company Sells Protection, page 14
Determination of Current Exit Value Premium, page 14

5. Please refer to your response to comment three. We believe the additional information you provided would be useful to investors. Therefore please revise your proposed disclosure to include an explanation for what the deductible represents.

6. Please refer to your response to comment four. Please explain to us how you determined it was appropriate to use a five-year CDS credit spread rather than the current credit spread.

Investment-Grade Pooled Corporate CDS Contracts, page 15

7. Please refer to your response to comment six. Please revise your disclosure to clarify how the company determined which series of the iTraxx index most closely relate to the credit characteristics of the IG CDS contracts. In addition, please clarify which credit characteristics are looked at to determine which of the series most closely relates to the IG CDS contracts.

High-Yield Pooled Corporate CDS Contracts, page 16

8. Please refer to your response to comment 11. In addition, please revise your disclosure to clarify what the "reference CDS pool" represents. Finally, please clarify which credit characteristics are looked at to determine which of the actively quoted series most closely relates to the HY CDS contracts.

CDS of Funded CDOs and CLOs, page 16

9. Please refer to your responses to comments 12 and 13. Please clarify who the "external market participants" are. Also, confirm that your credit spreads do not

vary on your Triple-A CDS contracts supporting that it is appropriate to price all of the Triple-A CDS contracts using the same Triple-A CLO rate.

10. Please refer to your response to comment 14. Please revise your disclosure to state that your fair value measurement determines an entry price and why you believe it approximates an exit price.

Fair Value of CDS Contracts in which the Company Purchases Protection, page 17

11. We are continuing to evaluate your response to comments 14, 15 and 16 of our August 29, 2008 letter and we may have further comments.

12. Please revise your disclosure to clarify whether you are using an in-exchange or an in-use valuation premise for purchased CDS. Refer to paragraph 13 of SFAS 157.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Taxes, page 85

13. Please refer to your response to comment 20. It is still not clear how the positive and negative evidence was weighted and how this was commensurate with the extent to which the evidence could be objectively verified. Please revise your disclosure to support your conclusion regarding anticipated future earnings, explicitly including your consideration of the increasing trend in loss and loss expense reserves and how this trend was factored in determining anticipated ordinary losses. Finally, please explain to us how you have concluded that the tax planning strategy will be primarily within your control.

Liquidity and Capital Resources, page 89
FP Segment Liquidity, page 91

14. You disclose that you would be required to post collateral in the event of a credit downgrade. Please revise your disclosure to include the amounts of collateral you would be required to post at each rating level. In addition, disclose the reasonably likely effect on financial position, operations and liquidity of this uncertainty.

Non-GAAP Measures, page 103

15. Please refer to your response to comment 22. We have the following additional comments:
   - Please tell us the percentage of the bonus expense and equity compensation expense in relation to total compensation expense for management rather than as a percentage of gross operating expenses.

- Please note that the fact that this information is used by ratings agencies is not in itself sufficient to include such measures.
- Please explain your statement that "management believes they represent…better than the most comparable GAAP measures" as this statement seems to infer that these non-GAAP measures may be more useful than the GAAP financial information.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant